June 20, 2025

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
7404 King George Blvd., Suite 200, King   s Cross
Surrey, British Columbia V3W 1N6, Canada

       Re: Siyata Mobile Inc.
           Registration Statement on Form F-1
           Filed June 16, 2025
           File No. 333-288063
Dear Marc Seelenfreund:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Mohit Agrawal